Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Entity	Jurisdiction of Organization

Cardtronics USA, Inc.	Delaware

Cardtronics Holdings, LLC	Delaware

Cardtronics Limited	United Kingdom

Bank Machine (Acquisitions) Limited	United Kingdom

Bank Machine Limited	United Kingdom

Green Team Services Limited	United Kingdom

New Wave ATM Installations Limited	United Kingdom

Cardtronics Creative UK LP	United Kingdom

Cardtronics Creative (Holdings) UK Limited	United Kingdom

ATM National, LLC	Delaware

Cardtronics de Mexico S.A. de C.V.	Mexico City, Mexico

Cardtronics Canada, Ltd.	Canada

Cardtronics DR, LLC	Delaware